

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 2, 2008

Mr. Ed Caminos
Chief Financial Officer
BPZ Resources, Inc.
580 Westlake Park Blvd., Suite 525
Houston, Texas 77079

> **Re:** **BPZ Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 001-12697**

Dear Mr. Caminos:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief